                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                  THE WENDT-BRISTOL HEALTH SERVICES CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    95058J100
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                                 (CUSIP Number)

                                GERALD F. SCHROER
             25109 DETROIT ROAD, WESTLAKE, OH 44145, (216) 808-0163
- -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                              Kevin C. O'Neil, Esq.
  Brouse & McDowell, 500 First National Tower, Akron, OH 44308, (330) 434-5207

                               SEPTEMBER 16, 1996
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission, See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 Schedule 13D
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CUSIP No. 95058J100                                         Page 2 of 6 Pages


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GERALD F. SCHROER
- -------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[X]
                                                                    (b)[_]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
- -------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
- -------------------------------------------------------------------------------
NUMBER OF                7.  SOLE VOTING POWER
 SHARES
                      ---------------------------------------------------------
BENEFICIALLY             8.  SHARED VOTING POWER
  OWNED BY                   288,500
                      ---------------------------------------------------------
     EACH                9.  SOLE DISPOSITIVE POWER
  REPORTING
                      ---------------------------------------------------------
PERSON WITH             10.  SHARED DISPOSITIVE POWER

                             288,500
                      ---------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         288,500
- -------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES*                                               [_]
- -------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.04%
- -------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

         IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                 Schedule 13D
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CUSIP No. 95058J100                                         Page 3 of 6 Pages


1.       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RENAISSANCE MORTGAGE AND FINANCIAL SERVICES, INC.
- -------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
                                                                       (b)[_]


- -------------------------------------------------------------------------------
3.       SEC USE ONLY

- -------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         PF

- -------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

- -------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         OHIO CORPORATION/USA

                    -----------------------------------------------------------
NUMBER OF                7.   SOLE VOTING POWER
 SHARES

                    -----------------------------------------------------------
BENEFICIALLY             8.   SHARED VOTING POWER
  OWNED BY
                              288,500
                    -----------------------------------------------------------
    EACH                 9.   SOLE DISPOSITIVE POWER
 REPORTING

                    -----------------------------------------------------------
PERSON WITH             10.   SHARED DISPOSITIVE POWER

                              288,500
- -------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         288,500
- -------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES*                                                  [_]
- -------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.04%
- -------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

         CO
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                   Schedule 13D
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                                                              Page 4 of 6 Pages

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Shares") of The Wendt-Bristol Health Services Corporation ("Wendt-Bristol"), a Delaware corporation. The address of Wendt-Bristol's office is Two Nationwide Plaza, Suite 760, Columbus, Ohio 43215.

ITEM 2.  IDENTITY AND BACKGROUND.

     The name and business address of the persons filing this statement (the "Filers")are:

     (1) Gerald F. Schroer, 25109 Detroit Road, Westlake, Ohio 44145. Mr. Schroer is a private investor and the owner and operator of nursing homes in Ohio. During the last five years, Mr. Schroer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Schroer is a citizen of the United States of America.

     (2) Renaissance Mortgage and Financial Services, Inc. ("Renaissance"), 25109 Detroit Road, Westlake, Ohio 44145. Renaissance is an Ohio corporation engaged in mortgage and financial services. Renaissance is a private corporation owned equally by Gerald F. Schroer and Susanne F. Schroer. The directors and officers of Renaissance are Gerald F. Schroer, Chairman and Treasurer, Susanne
F. Schroer, Vice President and Secretary and William E. Reuscher, President. To the knowledge of Renaissance, none of the directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him/her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Filers have effected the acquisitions using personal and general corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     All of the shares purchased by the Filers were acquired for investment. The Filers may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Wendt-Bristol for investment, or dispose of shares of Wendt-Bristol.

The Filers intend to discuss with Wendt-Bristol possible changes to Wendt-Bristol's business plan, the restructuring of the nursing home component of the business and focusing its business on diagnostic procedures, but otherwise have no present plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of Wendt-Bristol, or the disposition of securities by Wendt-Bristol;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Wendt-Bristol;

     (c) a sale or transfer of a material amount of assets of Wendt-Bristol;

     (d) any change in the present Board of Directors or management of Wendt-Bristol, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of Wendt-Bristol;

     (f) any other material change in Wendt-Bristol's business or corporate structure;

     (g) changes in Wendt-Bristol's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Wendt-Bristol by any person;


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                                                                   Schedule 13D
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                                                              Page 5 of 6 Pages

     (h) causing a class of securities of Wendt-Bristol to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of Wendt-Bristol becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The Filers own beneficially an aggregate of 330,500 shares of Wendt-Bristol common stock, constituting 5.77% of the number of shares of such common stock outstanding as of September 24, 1996.

     During the last 60 days, the Filers acquired 89,500 shares of Wendt-Bristol's stock as listed on Exhibit B attached hereto and incorporated by reference herein.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares held by the Filers.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filers and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Wendt-Bristol common stock beneficially owned by the Filers is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such shares (excluding standard default and similar provisions contained in loan agreements).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A.  Group Filing Agreement

     Exhibit B.  List of Transaction for Filers During Past 60 Days

                                                                   Schedule 13D
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                                                              Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               September 23, 1996
                               -----------------------------------------------
                                                     (Date)

                                           /s/  Gerald F. Schroer
                               -----------------------------------------------
                                                   (Signature)

                              Renaissance Mortgage and Financial Services, Inc.

                                          /s/  Gerald F. Schroer, Chairman
                               -----------------------------------------------
                                                 (Signature)







                                    EXHIBIT A
                             JOINT FILING AGREEMENT

                            DATED SEPTEMBER 23, 1996
                             AMONG GERALD F. SCHROER

                                       AND

                RENAISSANCE MORTGAGE AND FINANCIAL SERVICES, INC.

                             JOINT FILING AGREEMENT

     The undersigned (each, a "Filer" and collectively, the "Filers") for purposes of filing a statement on Schedule 13D pursuant to Securities and Exchange Commission Rule 13d-1(f)(i) each hereby agree:

     (a) Each Filer is individually responsible for the timely filing of any further amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the Schedule
13D as to any other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

     (b) this Schedule 13D contains the required information with regard to each Filer and indicates that it is filed on behalf of all Filers;

     (c) each filer agrees that the Schedule 13D, as amended, to which this Joint Filing Agreement is attached as Exhibit A is filed on its behalf; and

     (d) this Joint Filing Agreement may be executed in counterparts.

Dated:   September 23, 1996

                                                   /s/Gerald F. Schroer
                                                   ----------------------------
                                                   Gerald F. Schroer

                                                   RENAISSANCE MORTGAGE AND
                                                   FINANCIAL SERVICES, INC.

                                                   By:  /s/Gerald F. Schroer
                                                   ----------------------------
                                                   Gerald F. Schroer, Chairman
                                                   and Treasurer


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


                                    EXHIBIT B
                              SCHEDULE 13D. ITEM 5.

                      INTEREST IN SECURITIES OF THE ISSUER.

During the last 60 days, the Filers acquired 288,500 shares of Wendt-Bristol's stock as listed:

         NUMBER                                                        PRICE
         OF                             TRADE                          PER
         SHARES                          DATE                          SHARE

          20,000                        07/20/96                       $ 0.875
             900                        07/24/96                          0.75
           1,300                        07/26/96                          0.75
          15,500                        07/29/96                          0.75
             200                        07/30/96                          0.75
           2,100                        07/31/96                          0.75
           2,000                        07/31/96                          0.75

             100                        08/01/96                          0.75
             400                        08/02/96                          0.75
           5,000                        08/06/96                          0.8625
           2,500                        08/07/96                          0.75
           3,500                        08/09/96                          0.75
           5,200                        08/09/96                          0.75
             500                        08/12/96                          0.75
           3,000                        08/13/96                          0.75
             500                        08/14/96                          0.75
           4,500                        08/15/96                          0.75
             600                        08/16/96                          0.75
           1,500                        08/19/96                          0.75
           3,000                        08/20/96                          0.75
           1,900                        08/22/96                          0.75
             600                        08/23/96                          0.75
           1,600                        08/26/96                          0.75
           1,000                        08/27/96                          0.75
           4,200                        08/28/96                          0.75
             200                        08/30/96                          0.75

           1,700                        09/03/96                          0.75
           6,000                        09/16/96                          1.375
          ------
          89,500
          ======


